SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1 2

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

a.       press release regarding the audited consolidated financial results of Philippine Long Distance Telephone Company (the “Company”) as at and for the year ended December 31, 2010;

b.       cash dividend declaration on the Company’s Common Stock; and

c.        Annual Meeting of Stockholders of the Company (date of meeting, record date, last day for receiving nominations for election of directors/independent directors, last day for receiving proxies).

Exhibit 1

March 1, 2011

Philippine Stock Exchange

3/F Philippine Stock Exchange Plaza

Ayala Triangle, Ayala Avenue

Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s audited consolidated financial results as at and for the year ended December 31, 2010.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

| Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

March 1, 2011

Securities & Exchange Commission

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s audited consolidated financial results as at and for the year ended December 31, 2010.

| Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,182,277 As of January 31, 2011	N/A	N/A
		Total No. of Stockholders	Domestic	Foreign

--------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  1 March 2011

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

Exhibit 1

PLDT Press Release

2010 CONSOLIDATED CORE NET INCOME UP 2% TO P42 BILLION

REPORTED NET INCOME UP 1% TO P40.2 BILLION

EBITDA AT P83.7 BILLION

TOTAL DIVIDEND OF P222 PER SHARE WITH DECLARATION OF FINAL AND SPECIAL DIVIDENDS

CELLULAR SUBSCRIBER BASE AT 45.6 MILLION

TOTAL BROADBAND SUBSCRIBERS OVER 2 MILLION

•         Consolidated core net income of P42.0 billion for 2010, 2% higher than the P41.1 billion net income in 2009

•         Consolidated reported net income for 2010 at P40.2 billion, an increase of 1% from the P39.8 billion recorded in 2009

•         Consolidated service revenues decline 2% year-on-year to P142.2 billion.

•         Consolidated EBITDA 3% lower at P83.7 billion; consolidated EBITDA margin remains stable at 59% of service revenues

•         Consolidated free cash flow at P43.7 billion for 2010

•         Cellular subscriber base at 45.6 million, net additions of 4.3 million

•         Total broadband subscribers over 2 million; aggregate revenue contribution from broadband and internet services of P17.4 billion for 2010, 16% higher than last year

MANILA, Philippines, 1st March 2011 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its audited financial and operating results for 2010 with consolidated Reported Net Income increasing by 1% to P40.2 billion, from the P39.8 billion recorded last year. Core Net Income for 2010, net of exceptional items, rose 2% to P42.0 billion, from P41.1 billion in 2009.

A closer look at the underlying revenue mix will show the ongoing transition of revenue streams with the lower traditional sources being replaced by the growth of new revenue streams. Overall consolidated service revenues decreased by 2% to P142.2 billion, reflecting the combined effect of:

•         a 16% increase in combined fixed and wireless broadband and Internet revenues;

•         a 9% growth in cellular voice revenues, which includes a 19% increase in domestic voice revenues offset by a 5% decline in international voice revenues;

•         a 16% rise in revenues from fixed data and other network services to third parties;

•         a 12% reduction in cellular text revenues;

•         a 25% decline in National Long Distance revenues; and

•         a 17% decrease in Fixed Line International Long Distance revenues.

Exhibit 1

In addition, our service revenues were impacted by:

•         the strengthening of the peso during the year which resulted in reduced service revenues of P2.2 billion;  as well as

•         the sale of Mabuhay’s satellite business, which reduced revenues by P900 million .

Consolidated EBITDA was lower at P83.7 billion while EBITDA margin was at 59%, the same level as 2009.

Approximately 26% of consolidated service revenues are linked to the US Dollar. Had the peso remained stable, service revenues and EBITDA for 2010 would have each declined by 1% relative to 2009.

Consolidated free cash flow for the year was at P43.7 billion. Consolidated capital expenditures stood at P28.8 billion for 2010, or 20% of service revenues. Capital expenditures were utilized to improve the Group’s broadband and cellular coverage and capacity and included as well the modernization and upgrade of both our mobile and fixed networks.

The Group’s consolidated debt balance as at the end of 2010 was US$ 2.1 billion with net debt at approximately US$1.3 billion. Net debt to EBITDA remained at 0.7x. The Company’s debt maturities continue to be well spread out, with more than 50% due in and after 2014. The percentage of US Dollar-denominated debt to the Group’s total debt portfolio further declined to 45%, down from 48% at the end of 2009. Taking into account our peso borrowings, our hedges and our U. S. Dollar cash holdings, only 25% of total debt remains unhedged. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities.

Earlier today, the Company’s Board of Directors declared a final dividend of P78 per share, fulfilling the Company’s commitment to pay out a minimum ratio of 70% of core earnings. In addition, the Board, consistent with its year-end “look back” approach, approved a special dividend of P66 per share. Added to the interim dividend of P78 per share paid in September 2010, total dividends for the year will amount to P222 per share, representing a payout of 100% of 2010 core earnings, similar to the payout ratio of the last three years. Total dividend payments for 2010 will total P41.4 billion.

“We are immensely pleased to have been able to fulfill our regular dividend commitment but more so, to have been able to declare a special dividend despite higher capex and the tough competition. This is the fourth consecutive year that we have paid out 100% of Core EPS, an achievement made even more impressive when taken in the backdrop of the maturing market and aggressive pricing environment,” stated Manuel V. Pangilinan, PLDT Chairman.

Wireless: Managing the Transformation

Wireless service revenues dipped 2% to P93.8 billion for 2010, compared with the P95.8

Exhibit 1

billion recognized last year. Excluding the impact of our satellite operations and the peso appreciation, wireless service revenues would have been stable year-on-year. Cellular subsidiary Smart Communications, Inc. (“Smart”) continues to lead the industry in terms of both revenues and subscribers.

Wireless EBITDA for 2010 declined 1% to P58.9 billion. EBITDA margin improved however to 63% from 62% in 2009.

The PLDT Group’s total cellular subscriber base for 2010 grew to 45.6 million subscribers, a 10% growth year-on-year. Smart Buddy recorded net additions of 1.5 million subscribers to end 2010 with 25.3 million subscribers while Talk ‘N Text added approximately 1.9 million subscribers to end with 19.0 million subscribers. Red Mobile, the brand owned by Smart subsidiary, CURE, had about 954,000 subscribers at the end of 2010. Red Mobile was relaunched in March 2010 and positioned to meet market demand for unlimited services, particularly for “second SIM” holders.

Cellular voice revenues improved by 9% to P42.3 billion and now constitute 49% of total cellular service revenues from 44% last year. On the other hand, cellular data/text revenues fell 12% to P41.5 billion, despite a 19% increase in text volumes, as they remain under pressure from the proliferation of lower yield offerings, multiple-SIM ownership and regulator-mandated load validity extensions.

On the broadband front, SmartBro, Smart’s wireless broadband service offered through its wholly-owned subsidiary Smart Broadband, Inc. (“SBI”) - continued to expand as its wireless broadband subscriber base grew to over 1.35 million at the end of 2010, over 925,000 of whom were on SmartBro’s prepaid service. Wireless broadband revenues continued to grow strongly, up 17% to P6.3 billion, compared with the P5.4 billion recorded in 2009. Moreover, mobile Internet browsing usage has been growing at a fast clip, with revenues increasing by 37%, from P530 million in 2009 to P725 million in 2010. Wireless broadband revenues now account for 7% of wireless service revenues.

To further spur mobile Internet browsing, Smart recently unveiled a new initiative designed to help put the Internet in the hands of more Filipinos. At the recently held Mobile World Congress in Barcelona, Smart introduced the “Netphone”, a pioneering smart phone specially designed to serve a broad market of users. Promising true mobility, the Netphone enables users to call, text, chat, do social media and access the Internet with ease while on the go.

“With the Netphone, Smart can rapidly deploy new widgets, applications and services over the air, continually enhance the Netphone’s value to our subscribers, and in the process create healthy revenue streams,” said Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Orlando B. Vea, Smart Chief Wireless Adviser, said, “By providing easy, bite-sized access to the web, the Netphone perfectly complements our ‘Internet for All’ advocacy. Designed for emerging-market mobile phone users, this device further democratizes access to the Internet just as Smart led in putting cell phones in the hands of millions of Filipinos."

Exhibit 1

Smart continues to invest in its cellular and multi-platform broadband networks while upgrading its existing transmission, core and access facilities. Smart’s 3G and fixed wireless broadband networks now cover 52% and 62% of the country’s population, respectively.

PLDT Fixed Line: Declining traditional revenues muting growth

Fixed line service revenues decreased by 5% to P48.6 billion in 2010 from P51.1 billion in 2009 as the strong Peso impacted the business unfavorably. Had the peso remained stable, service revenues would have been higher by P0.7 billion.

Data and DSL revenues generated from third parties continued to post strong growth of 16%. Data service revenues contributed 45% of the fixed line’s service revenues as compared with 42% in the same period last year, but this increased contribution was not enough to offset the decline in ILD and NLD revenues.

Fixed Line broadband subscribers grew by 83,000 to over 640,000 at the end 2010 from 560,000 at the end of 2009. PLDT DSL generated P8.3 billion in revenues in 2010, up 17% from P7.1 billion in 2009.

Despite an increase in the number of postpaid billed lines, revenues from our local exchange or LEC services were down 2% as a result of LEC voice revenues being re-allocated to bundled voice and data services. National Long Distance revenues decreased 21% as a result of lower call volumes, while International Long Distance revenues continued to weaken due to the shifting of traffic to cellular and other means of communications, as well as the impact of the peso appreciation vis-à-vis the US Dollar.

Fixed line EBITDA margin was lower at 47% for 2010 compared with 49% in 2009 margin, mainly due to the changes in revenue mix and higher operating expenses, particularly the one-time charge of P1.6 billion relating to the latest manpower reduction program.

"Our Fixed Line business reflects what is being experienced by other operators around the world, where both revenues and margins are being squeezed by the ubiquity of alternative means of communications. Our goal is to maximize our broadband and corporate data networks and platforms such that we can still extract value," declared Nazareno.

ICT: Pushing ahead

The Group’s information and communications technology (“ICT”) business reported service revenues of P10.7 billion in 2010, a decline of 2% from 2009. With 70% of their revenues being dollar-denominated, the ICT business’ results were particularly hard hit by the appreciation of the peso. Had the peso remained stable, service revenues for the period would have increased by 2% year-on-year.

Exhibit 1

EBITDA for the ICT business increased by 30% to P1.7 billion in 2010 as compared with

P1.3 billion in 2009, with a 5% decrease in cash operating expenses, largely due to a reduction in headcount. EBITDA margin at 16% was higher than the 12% recorded in 2009. ICT’s revenues account for 7% of PLDT’s consolidated revenues.

Prospects for the reorganized SPi Global Holdings, Inc. are particularly encouraging with the projected expansion of both its new and existing customer base.

“Now that we have recalibrated the focus of ePLDT and SPi, we are looking forward to a banner year from both entities,” stated Nazareno.

Meralco: Registering strong results

Our 2010 financial results reflect the equity accounting of our share in Meralco’s earnings through PLDT Communications and Energy Ventures, Inc. (PCEV), formerly Piltel. PCEV’s income is derived mainly from its direct equity share in the net income of Manila Electric Company (“Meralco”) and its holdings in Beacon Electric Asset Holdings, Inc (“Beacon Electric”). PCEV owns 50% of Beacon Electric, a special purpose company jointly owned by PCEV and Metro Pacific Investments Corporation (“MPIC”).

Meralco’s consolidated Reported Net Income for 2010 increased to 9.7 billion, 61% higher than the 6.0 billion realized in 2009. Consolidated Core Net Income, which excludes one-time, exceptional charges, stood at 12.2 billion, 74% better than the Core Net Income in 2009 of 7.0 billion. Core Earnings per Share for 2010 reached P10.78. Reported Earnings per Share amounted to P8.59.

The 2010 full year results reflect higher recurring net income compared with 2009 as a result of increased volume of energy sold. The unprecedented 10% growth in demand was the result of unusually high temperatures, higher consumption brought about by election spending in the first half of 2010 and the upturn in business expansions within the franchise area throughout the year. In addition, the combined effect of the 3% increase in the number of billed customers to 4.8 million, the recent, albeit delayed, implementation of the distribution rate adjustment and the notably lower interest charge as a result of the refinancing concluded in 2009 resulted in a record performance for the year.

Meralco’s consolidated revenues, of which electricity sales accounted for 97% of the total, increased by 33% to 245.5 billion in 2010. The year-to-date system loss rate was at an all-time low of 7.94%, well below the 8.5% cap of the ERC.

Consolidated EBITDA for 2010 was higher at 18.2 billion, translating into an EBITDA margin of 7% on consolidated revenues. EBITDA margin for pure distribution revenues stood at 40%, reflecting the combined effect of the increase in energy sold and the distribution rate adjustment although return on assets for pure distribution was only 6% for 2010.

Consolidated capital expenditures in 2010 amounted to 10.1 billion, with electric capital projects accounting for 51% of the total.

Exhibit 1

At a meeting held on 28th February 2011, Meralco’s Board of Directors approved the declaration of a final cash dividend of 2.65 per share, payable on 20th April 2011. Added to the previously paid interim dividends of P3.80 per share paid in 2010, total dividends for the year will amount to P6.45 per share, representing a payout of 60% of 2010 core earnings, a record level for Meralco.

Conclusion and Outlook

“At about this time last year, we had indicated that 2010-2012 would be a critical period in the PLDT Group’s transformation, as it was being undertaken at a time when the operating environment was becoming increasingly price-competitive and market-share sensitive. Our 2010 performance has underscored our views and indeed reinforced our position that in order to survive and prosper, we must be prepared to make changes now.

We aim for nothing less than undisputed market leadership. Not only in terms of subscribers, but in profitability, service quality and innovation. To achieve this lofty goal, we will need to invest heavily in the next two years. Given market dynamics and the anticipated explosion in the demand for data, PLDT will step up the implementation of its technology roadmap. The acceleration will take into account both commercial and technical objectives such as a seamless nationwide 2G service and an expanded 3G/HSPA/WiMax/DSL rollout to support mobile Internet and broadband growth. From a technical perspective, we are looking to continue the modernization/upgrade of our wireless networks to improve quality of service as well as adapt them to a more voice- and data-centric environment. We will also undertake projects focusing on resiliency and protection and we will pursue further investments in additional international cable systems. These initiatives should enable PLDT to roll out an expanded suite of services in new areas as well as achieve operating and cost efficiencies.

As a result, we expect our capital expenditures for the two-year period of 2011-2012 to reach 67 billion but will settle down to levels comparable with those realized in the years immediately before 2011. The incremental investments will be funded by debt, given our favorable debt profile and strong cash flows.

Consequently, we expect our Core Net Income to be in the region of 40.5 billion each of the years 2011 and 2012 due to incremental depreciation and interest expense. This reflects a modest reduction in Core Net Income for each of these two years of approximately 4% from our 2010 core results. We project to return to our growth path in profitability, starting 2013 onwards. Finally, despite this anticipated decline in profits, we stand by and maintain our current dividend policy – a committed 70% payout of Core EPS with our normal “look back approach” which we do not expect to be significantly impacted by the higher capex plan,” concluded Manuel V. Pangilinan, PLDT Chairman.

####

Exhibit 1

Exhibit 1

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Melissa V. Vergel de Dios Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 511-3101

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless, and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Exhibit 2

March 1, 2011

Philippine Stock Exchange

3/F Philippine Stock Exchange Plaza

Ayala Triangle, Ayala Avenue

Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 2

March 1, 2011

SECURITIES & EXCHANGE COMMISSION

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,182,277 As of January 31, 2011	NA	NA
Total No. of Stockholders	Domestic	Foreign

------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

5.                   1 March 2011

Date of Report (Date of earliest event reported)

6.                   SEC Identification Number PW-55

7.                   BIR Tax Identification No. 000-488-793

8.                   PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

11.               Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

Exhibit 2

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on March 1, 2011:

1. The Board declared the following cash dividends out of the Company’s audited unrestricted retained earnings as at December 31, 2010, which are sufficient to cover the total amount of dividends declared:

a. Regular dividend of ₱78.00 per outstanding share of the Company’s Common Stock, payable on April 19, 2011 to the holders of record on March 16, 2011;

b. Special dividend of ₱66.00 per outstanding share of the Company’s Common Stock, payable on April 19, 2011 to the holders of record on March 16, 2011.

2. The Board approved or confirmed the following items in connection with the Annual Meeting of Stockholders for 2011:

(a)         The Annual Meeting of Stockholders of the Company will be held on June 14, 2011 (the second Tuesday of June as provided in the Company’s By-laws) at 4:00 o’clock p.m. in Makati City, Philippines (the “Annual Meeting”);

(b)         The record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting is April 15, 2011. The stock and transfer books of the Company will not be closed;

(c)         In accordance with the Company’s By-Laws, the nominations for election of directors/independent directors at the Annual Meeting shall be submitted to the Board of Directors through the President or Corporate Secretary at the Company’s principal place of business at least sixty (60) working days before the meeting or by March 18, 2011;

(d)         The last day for filing proxies is on June 7, 2011;

(e)         The validation of proxies will be done on June 8, 2011.

The notice, agenda and other materials required to be distributed to the stockholders in connection with the Annual Meeting will be submitted to the Securities and Exchange Commission and the Philippine Stock Exchange in accordance with the applicable rules.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

March 1, 2011

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 1, 2011